UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03015445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hartfield, Titus & Donnelly, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue, Suite 1430
(No. and Street)

Jersey City NJ 07310
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Lynch, Jr. 201-217-8045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue Springfield NJ 07081
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. DC
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark J. Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-NONE-

Signature

President
Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified In Suffolk County
Commission Expires June 30, 2003
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC as of December 31, 2002 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposed of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 23, 2003

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman.com

HARTFIELD, TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	1,658,031
Deposits receivable		1,304,341
Receivable from broker-dealers and dealer banks		1,065,271
Due from clearing agents		134,797
Notes receivable		252,860
Loan receivable - affiliate		84,932
Prepaid expenses		11,863
Property and equipment, net		93,892
Cash surrender value - officers' life insurance		326,928
Investment in securities		20,100
Loans receivable		804,026
TOTAL ASSETS	$	5,757,041

LIABILITIES AND MEMBERS' EQUITY

Payable to broker-dealers and dealer banks	$	1,070,147
Accrued expenses		2,401,675
Other taxes payable		23,700
Deferred rent		35,647
Other liabilities		18,090
Total liabilities		3,549,259
Members' equity		2,207,782
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,757,041

See accompanying notes to financial statements.

HARTFIELD, TITUS & DONNELLY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a Limited Liability Company in the State of New Jersey. The Company serves the investment community principally as a broker of municipal securities in the Northeast, Mid-Atlantic, Midwest, Southern and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD") and the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a settlement date basis (generally the third business day following the transaction date) with related commission income and expenses reported on a trade date basis. Transactions which have failed to settle as of December 31, 2002 have been accrued.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue and New Jersey, California, Georgia, New York, Texas, Florida, and Illinois state tax codes, to be treated as a partnership for income tax purposes. In lieu of corporate income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income tax has been included in the financial statements. Some states impose an LLC fee and these amounts have been accrued.

HARTFIELD, TITUS & DONNELLY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment is carried at cost. Depreciation is provided on a straight-line and double-declining basis over the estimated useful lives of the various classes of assets ranging from 5 to 12 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Concentrations of Credit Risk

The Company is engaged in brokerage activities whose counterparties consist primarily of registered brokers, dealers or municipal securities dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 2- CONCENTRATION OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

Concentration of credit risk arises from balances, which from time to time may exceed the Federal Deposit insurance limit of $100,000. At December 31, 2002, the Company's uninsured cash balances were $1,713,903.

NOTE 3- DEPOSITS RECEIVABLE

The Company, as a participant in the National Securities Clearing Corporation (NSCC), is required to maintain an interest bearing deposit with the NSCC in the amount of approximately $750,000. At December 31, 2002, the deposit receivable was $1,225,000.

In addition, the Company has a non-interest bearing deposit with its clearing agent in the amount of $25,000, an interest bearing deposit with the Depository Trust Company ("DTC") in the amount of $36,854 and various other security deposits of $17,487.

NOTE 4- PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2002:

Computers	$ 76,011
Leasehold improvements	173,292
Furniture and fixtures	27,120
	276,423
Less: accumulated depreciation	(182,531)
Net property and equipment	$ 93,892

Depreciation expense for the year ended December 31, 2002 amounted to $30,519.

NOTE 5- RECEIVABLE AND PAYABLE- BROKER-DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on settlement date.

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company has several leases for office facilities and vehicles under noncancellable operating leases expiring in various years through the year 2005. Future minimum lease payments for the remaining life of the leases are as follows:

Year ending December 31,	Related Party	Others
2003	$ 91,265	$ 264,596
2004	40,896	37,451
2005	13,632	-
	$ 145,793	$ 302,047

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes, electricity and other costs. Rent expense, including real estate taxes for the year ended December 31, 2002, amounted to $465,208.

NOTE 7- RELATED PARTY TRANSACTIONS

The Company leases office space, rents equipment and receives certain administrative services from an affiliated company. These expenses, including rent expense referred to in Note 6, amounted to $361,871 for the year ended December 31, 2002. Loan receivable from the affiliated company was $84,932 at December 31, 2002. The loan is non-interest bearing, unsecured and is due on demand.

In addition, the Company leases office space and rents electronic computer trading systems from an affiliated company. These expenses amounted to $633,707 for the year ended December 31, 2002.

NOTE 8- LOANS RECEIVABLE

The Company advanced funds to officers of the Company. These unsecured loans are due on demand. Interest is charged monthly based on the prime rate. Interest income on these loans for the year ended December 31, 2002 aggregated $35,841.

NOTE 9- NOTES RECEIVABLE

The Company advanced funds in the amount of $250,000 to an unrelated Company. The advances are memorialized by two promissory notes bearing interest at 8% per annum. The $150,000 promissory note is collectable in four equal annual installments of $37,500 plus accrued interest commencing on October 4, 2003 and due on October 4, 2006. The $100,000 promissory note is collectable in four equal annual installments of $25,000 plus accrued interest commencing on December 2, 2003 and due on December 2, 2006. The $100,000 promissory note can be satisfied with the issuance of a certification of ownership equal to a three percent equity participation in the debtor company. The notes receivable balance, including accrued interest, amounted to $252,860 at December 31, 2002.

NOTE 10- DEFERRED RENT

The Company is obligated under a lease agreement for office space through the year 2003. The lease term at inception was 12 years and contains a provision for one year of free rent. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the remaining lease term. The difference between rent expense calculated on the straight-line basis and amount paid in accordance with the terms of the lease have been reflected as deferred rent in the accompanying balance sheet.

HARTFIELD, TITUS & DONNELLY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 11- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has met these requirements. At December 31, 2002, the Company has statutory net capital of $919,055, which exceeds the Company required minimum net capital of $165,357. The Company's ratio of aggregate indebtedness to net capital ratio was 2.70 to 1 as of December 31, 2002.

NOTE 12- INVESTMENT IN SECURITIES

During 2000, the Company as a member of the NASD was offered the option to purchase warrants for the initial public offering of the NASDAQ Stock Market, Inc. The Company paid $20,100 to purchase warrants to acquire 1,500 shares of the NASDAQ Stock Market, Inc's common stock. The warrants are exercisable in four equal portions, with one share of common stock available for purchase in each portion. The warrants are not exercisable before June 28, 2002, at which time the first portion will become exercisable. Each portion shall be exercisable for a one-year period. The warrants are exercisable at a price ranging from $13.00 to $16.00 per share. The investment is stated at cost, which management believes is not materially different from fair market value.

NOTE 13- OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each.